Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

June 29, 2021

TEN LTD REPORTS RESULTS FOR THE FIRST QUARTER 2021 AND DIVIDEND DECLARATION

$140 million in revenues and positive operating income in a challenging market

Continuous dividend payments and reduction of debt

Accretive charters of all three LNG’s

Tight cost controls led to decrease in operating expenses

TEN would like to offer its sincere gratitude to the Command and Officers of the US Coast Guard, for their successful efforts to rescue one of our seafarers from serious illness under difficult circumstances. Events like this make us all proud to belong to the international shipping community, of which the US Coast Guard leads by example.

June 29, 2021 - TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter ended March 31, 2021.

Q1 2021 SUMMARY RESULTS

In the first quarter of 2021, under the challenging backdrop of the pandemic that affected tanker rates, TEN generated gross revenues of about $140 million and operating income of $2.2 million.

Management took advantage of this low-rate period to bring forward a number of scheduled dry-dockings in order to have a bigger pool of vessels available to achieve higher rates once markets rebound. As a result, TEN incurred modest net losses of $4.8 million in this challenging market.

During this time, revenue generated from time-charter contracts was again sufficient to cover the Company’s cash expenses (opex, overheads, charter-in and loan interest), a cornerstone of TEN’s chartering strategy.

Fleet utilization at a healthy 92% despite the heavy dry-docking schedule in the first quarter of 2021.

The daily average TCE per vessel was $18,121 during the 2021 first quarter, comfortably above our fleet daily average breakeven and comparing favorably to market rates.

Visit our company website at: http://www.tenn.gr

Adjusted EBITDA for the first quarter of 2021 amounted to $37.3 million.

Thanks to tight controls, average vessel daily operating expenses fell by 6% to $7,426 from $7,886, despite dry-docking expenses and costs related to travel difficulties incurred by crew due to Covid related restrictions, and the weakening US dollar.

Interest and finance costs were reduced as a result of debt reduction and lower margins on new loans or existing loans that were refinanced at more attractive rates and a $5 million positive move in bunker hedge valuations.

General and administrative expenses together with management fees were almost unchanged from the 2020 first quarter.

Depreciation and amortization combined remained at approximately $35.0 million.

By the end of the first quarter of 2021, TEN’s net debt to capital was at 50%.

RECENT EVENTS AND OTHER

In the first half of 2021, TEN successfully chartered all three of its LNG carriers to significant gas concerns with a duration ranging from twelve months to five years. The new charters will result to an additional $50 million in minimum annual revenues.

In May and June 2021, the Company sold three of its vessels, a 2003-built panamax product tanker and two 2005-built suezmaxes, and generated free cash, in excess of $20.5 million, after the repayment of related debt amounting to $32.3 million.

The Company’s fleet renewal program continues to be on target, regardless of the obstacles imposed by Covid-19 with our LNG “TENERGY” and DP2 shuttle tanker “PORTO”, to be delivered by South Korean yards.

DIVIDEND – COMMON SHARES

The Company will pay a dividend of $0.10 per common share on July 20, 2021, to shareholders of record as of July 14, 2021. Inclusive of this payment, TEN has paid common shareholders approximately half a billion dollars in dividends, equating to about $26 million per annum since its listing on the NYSE in 2002.

The Company’s ATM program for preferred and common shares has netted $18.5 million.

CORPORATE STRATEGY

The Company remains committed and at the forefront of structural, technical and environmental changes that our industry is facing, similar to actions taken following the OPA90 legislation, management is closely monitoring the changes of vessel hull and combustion through our Environment and Operations Committee and in close co-operation with our top clients.

As TEN has proved over the recent past, fleet renewal remains high on its agenda. In the meantime, the company is well positioned for the expected upturn in tanker market rates.

Visit our company website at: http://www.tenn.gr

The preservation of healthy cash reserves and debt reduction will be the principal drivers in safeguarding the Company’s balance sheet going forward.

“TEN is preparing itself for the rebound, expected to be similar to the one in the container and dry cargo markets. In the meantime, management is planning accretive long-term moves that will propel the Company into a new phase of development” Mr. George Saroglou, COO of TEN commented.

CONFERENCE CALL

Today, Tuesday, June 29, 2021 at 10:00 a.m Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond that which is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 55 39962 (US Toll Free Dial In), 0808 2380 669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Tsakos” to the operator.

To listen to the archived audio file, visit our website www.tenn.gr and click on Corporate Presentations under our Investors Relations page. The audio replay of the conference call will remain available until Tuesday, July 6, 2021.

Simultaneous Slides and Audio Webcast:

There will also be a simultaneous live, and then archived, slides webcast of the conference call, available through TEN’s website (www.tenn.gr). The slides webcast will also provide details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TEN

TEN, founded in 1993 and celebrating this year 28 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 67 double-hull vessels, including one LNG carrier and one suezmax DP2 shuttle tanker under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 7.4 million dwt.

TEN’s GROWTH PROGRAM

#	Name	Type	Delivery	Status	Employment

1	TENERGY	LNG	2021	Under Construction	Yes

2	PORTO	DP2 Shuttle	2022	Under Construction	Yes

Visit our company website at: http://www.tenn.gr

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended
	March 31 (unaudited)
	2021	2020
STATEMENT OF OPERATIONS DATA
Voyage revenues	$139,013	$178,899

Voyage expenses	47,298	32,711
Charter hire expense	6,118	5,140
Vessel operating expenses	41,483	45,488
Depreciation and amortization	35,052	34,828
General and administrative expenses	6,844	7,603
Gain on sale of vessels	—	(1,638)

Total expenses	136,795	124,132

Operating income	2,218	54,767

Interest and finance costs, net	(7,043)	(33,593)
Interest income	127	391
Other, net	(113)	408

Total other expenses, net	(7,029)	(32,794)

Net income (loss)	(4,811)	21,973
Less: Net income attributable to the noncontrolling interest	(11)	(752)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$(4,822)	$21,221

Effect of preferred dividends	(8,095)	(10,207)
Deemed dividend on Series G convertible preferred shares	(1,714)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, basic	$(14,631)	$11,014
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, diluted	$(14,631)	$12,017
Earnings (Loss) per share, basic	$(0.80)	$0.58
Earnings (Loss) per share, diluted	$(0.80)	$0.58

Weighted average number of common shares, basic	18,203,282	19,122,761

Weighted average number of common shares, diluted	18,203,282	20,867,193

	March 31 2021	December 31 2020
BALANCE SHEET DATA
Cash	126,898	171,771
Other assets	279,441	276,362
Vessels, net	2,584,485	2,615,112
Advances for vessels under construction	68,101	49,030
Total assets	$3,058,925	$3,112,275

Debt, net of deferred finance costs	1,472,259	1,500,357
Other liabilities	210,191	230,100
Stockholders’ equity	1,376,475	1,381,818

Total liabilities and stockholders’ equity	$3,058,925	$3,112,275

		Three months ended
		March 31
		2021	2020
OTHER FINANCIAL DATA
Net cash from operating activities		$12,425	$57,453
Net cash (used in) from investing activities		$(19,988)	$22,546
Net cash used in financing activities		$(37,309)	$(56,918)
TCE per ship per day		$18,121	$26,629
Operating expenses per ship per day		$7,426	$7,886
Vessel overhead costs per ship per day		$1,152	$1,279

		8,578	9,165
FLEET DATA
Average number of vessels during period		66.0	65.3
Number of vessels at end of period		66.0	65.0
Average age of fleet at end of period	Years	9.5	9.0
Dwt at end of period (in thousands)		7,277	6,998
Time charter employment—fixed rate	Days	1,967	2,511
Time charter employment—variable rate	Days	1,080	1,735
Period employment pool/(coa) at market rates	Days	106	89
Spot voyage employment at market rates	Days	2,287	1,421

Total operating days		5,440	5,756
Total available days		5,940	5,943
Utilization		91.6%	96.9%

Non-GAAP Measures
Reconciliation of Net income (loss) to Adjusted EBITDA
	Three months ended
	March 31
	2021	2020
Net income (loss) attributable to Tsakos Energy Navigation Limited	(4,822)	21,221
Depreciation and amortization	35,052	34,828
Interest Expense	7,043	33,593
Gain on sale of vessels	—	(1,638)

Adjusted EBITDA	$37,273	$88,004

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 180 days lost for the first quarter of 2021 as a result of calculating revenue on a loading to discharge basis, compared to 200 days lost for the first quarter of 2020.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.